                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                             (AMENDMENT NO. _____ )

                               JCC HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46611Q403
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               STEPHEN H. BRAMMELL
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          HARRAH'S ENTERTAINMENT, INC.
                               ONE HARRAH'S COURT
                             LAS VEGAS, NEVADA 89119
                            TELEPHONE: (702) 407-6000
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [X]


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

---------------------------                        -----------------------------
CUSIP NO. 46611Q403                  13D           PAGE 2 OF 9 PAGES
---------------------------                        -----------------------------


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Harrah's Entertainment, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a) |_|
                                                                        b) |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7.     SOLE VOTING POWER

                                     6,069,238
             NUMBER OF        --------------------------------------------------
              SHARES          8.     SHARED VOTING POWER
            BENEFICIALLY
             OWNED BY                0
               EACH           --------------------------------------------------
            REPORTING         9.     SOLE DISPOSITIVE POWER
           PERSON WITH
                                     6,069,238
                              --------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,069,238
--------------------------------------------------------------------------------
12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49%  (See Item 5)
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

---------------------------                        -----------------------------
CUSIP NO. 46611Q403                  13D           PAGE 3 OF 9 PAGES
---------------------------                        -----------------------------


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Harrah's Operating Company, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a) |_|
                                                                        b) |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7.     SOLE VOTING POWER

                                     6,069,238
             NUMBER OF        --------------------------------------------------
              SHARES          8.     SHARED VOTING POWER
            BENEFICIALLY
             OWNED BY                0
               EACH           --------------------------------------------------
            REPORTING         9.     SOLE DISPOSITIVE POWER
           PERSON WITH
                                     6,069,238
                              --------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,069,238
--------------------------------------------------------------------------------
12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49%  (See Item 5)
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of JCC Holding Company, a Delaware corporation ("JCC" or the "Issuer"). The Issuer's principal executive offices are located at One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c), (f) This Statement is being filed by each of Harrah's Entertainment, Inc., a Delaware corporation ("HET"), and Harrah's Operating Company, Inc., a Delaware corporation ("HOC"). HET's principal business address is One Harrah's Court, Las Vegas, Nevada 89119; and HOC's principal business address is One Harrah's Court, Las Vegas, Nevada 89119.

                  HET is a leading consumer marketing company in the gaming industry and operates casinos in more markets than any other casino company. HOC is a wholly-owned subsidiary of HET and HET conducts its business through HOC and HOC's various subsidiaries. HET's principal asset is the stock of HOC, which holds, directly or indirectly through subsidiaries, substantially all of the assets of HET's businesses.

                  The name, citizenship, business address and present principal occupation of each executive officer and director of HET and HOC is listed on SCHEDULE A attached hereto.

                  (d) - (e) During the last five years, neither HET, HOC, nor to the knowledge of HET or HOC, any person named on SCHEDULE A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Under a Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code as of February 8, 2001 of JCC Holding Company (the "Plan of Reorganization"), all of the Issuer's then-existing equity and debt securities were eliminated and new equity and debt securities were issued to certain of the Issuer's creditors, including HOC. On March 29, 2001 (the "Effective Date"), the Plan of Reorganization was consummated and JCC issued 12,386,200 shares of Common Stock to these creditors. On the Effective Date and pursuant to the Plan of Reorganization, HOC was issued 6,069,238 shares of Common Stock. On May 25, 2001, the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act").

                               Page 4 of 9 Pages

ITEM 4.           PURPOSE OF TRANSACTION

                  On February 25, 2002, HET and HOC sent a letter to the Issuer in which (i) HET nominated one director to be elected at the Issuer's Annual Meeting on April 25, 2002 (the "2002 Annual Meeting"), pursuant a nomination right granted specifically to HET under the Issuer's Second Amended and Restated Certificate of Incorporation (the "Certificate") and Third Amended and Restated Bylaws (the "Bylaws") and (b) HOC nominated an additional director, in its capacity as a stockholder of the Issuer, to be elected at the 2002 Annual Meeting. The principal reason for HOC's additional nomination to the board of directors is to increase the number of independent directors and to add a director with substantial financial literacy. The Issuer's board of directors currently consists of seven members: three directors nominated by HET, each of whom is affiliated with HET (the "HET Nominated Directors"), and four directors nominated by the Creditor's Committee that was established as part of the Plan of Reorganization (the "Non-HET Nominated Directors"). If both of the directors nominated by HET and HOC are elected at the 2002 Annual Meeting, the number of directors affiliated with HET will be three, the number of directors nominated by the Creditor's Committee will be three and there will be one additional independent director that, while nominated by HOC, is neither affiliated with HET nor with the Creditor's Committee. HOC intends to vote all of its shares at the 2002 Annual Meeting for the election of both of the directors nominated in the February 25, 2002 letter.

                  In addition to the foregoing, HET and HOC are engaging in a strategic review of HOC's position in the Issuer. In connection with that review, HOC and/or HET may engage in any one or more of the following activities: (a) purchasing or otherwise acquiring additional securities of the Issuer in the open market or in privately negotiated transactions; (b) seeking a business combination or other transaction with the Issuer; (c) effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 (a) - (j) of Schedule 13D; or (d) entering discussions with other stockholders and management of the Issuer regarding any or all of the foregoing. Any actions that HET and/or HOC might undertake will depend upon their review of numerous factors, including, among other things, the price levels of the Issuer's common stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) HOC owns 6,069,238 shares of Common Stock. As the parent entity of HOC, HET is a beneficial owner of these 6,069,238 shares of Common Stock. HOC and HET are the beneficial owners of approximately 49% of the outstanding Common Stock. The calculation of the foregoing percentage and the percentage set forth in line 13 above is based on 12,386,200 shares of Common Stock outstanding, which number is shown as outstanding on the Form 10-Q Quarterly Report filed by JCC with the Securities and Exchange Commission for the quarter ended September 30, 2001.

                  (b)  Number of shares to which HET and HOC have:


                               Page 5 of 9 Pages

                           (i)      Sole power to vote or to direct the vote:
                                    6,069,238

                           (ii)     Shared power to vote or to direct the vote:
                                    0

                           (iii) Sole power to dispose or to direct the disposition of: 6,069,238

                           (iv) Shared power to dispose or to direct the disposition of: 0

                  To the knowledge of HET and HOC, no person listed on SCHEDULE A hereto has any equity or other ownership interest in JCC.

                  (c) Neither HET, HOC, nor, to the knowledge of HET and HOC, any person listed on SCHEDULE A hereto, has effected any transaction in the Common Stock during the past 60 days.

                  (d) To the knowledge of HET and HOC, no person other than HET or HOC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by HET and HOC.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 4 above summarizes certain portions of the Issuer's Certificate and Bylaws as they pertain to HET's nomination rights in connection with the 2002 Annual Meeting. In addition to that nomination right, the Certificate also provides HET the right to nominate one person for election as a director at the 2003 Annual Meeting.

                  Item 3 above summarizes certain portions of the Plan of Reorganization. HOC received its shares of Common Stock as part of the Plan of Reorganization. In addition, under the Plan of Reorganization, JCC was obligated to become a reporting company under the Securities and Exchange Act and to list its shares on a national securities or exchange or on Nasdaq. The Issuer's Common Stock was registered under Section 12 of the Act on May 25, 2001.

                  As part of the Plan of Reorganization, the Issuer also entered into several agreements with HET and various other parties relating to its securities. These agreements include (i) the Indenture (the "Indenture") relating to $124,520,000 aggregate principal amount of notes due 2008 (the "Notes"), dated as of March 30, 2001, by and among Jazz Casino Company, L.L.C., a wholly-owned subsidiary of the Issuer ("Jazz"), as the issuer of the underlying Notes, and the Issuer, JCC Canal Development, L.L.C. ("JCC Canal"), JCC Fulton Development, L.L.C. ("JCC Fulton") and JCC Development Company (JCC Development") together as the guarantors of the Notes, and Wells Fargo Bank Minnesota, National Association as trustee; (ii) a Registration Rights Agreement (Senior Notes), dated March 30, 2001, by and among Jazz, JCC, JCC Canal, JCC Fulton, JCC Development and Bankers Trust Company ("Bankers Trust") and HET;
(iii) a Pledge Agreement, dated March 30, 2001, among JCC, JCC Canal, JCC Fulton, JCC Development and Jazz, as pledgors, and The Bank of New York, as


                               Page 6 of 9 Pages

Collateral Agent for HET, HOC, Harrah's New Orleans Management Company ("HNOMC") and the holders of the Notes, (iv) a Registration Rights Agreement (Common Stock), dated March 30, 2001, by and among JCC, Bankers Trust and HET and (v) a Third Amended and Restated Management Agreement, dated March 30, 2001, by and between Jazz and HNOMC.

                  The Notes bear interest at LIBOR plus 275 basis points. Interest is payable on the Notes quarterly, each March 30, June 30, September 30 and December 30 beginning on June 30, 2001. The terms of the Issuer's revolving credit agreement require the Issuer, when and if permitted by the Indenture, to make interest payments on the Notes by issuing additional Notes. The Notes are redeemable by Jazz at a price equal to the principal amount plus accrued and unpaid interest. HET holds approximately $51.6 million of Notes. In connection with the issuance of the Notes, Jazz also entered into the Registration Rights Agreement (Senior Notes). Under this agreement, Jazz agreed to register all or a portion of the Notes for sale by Bankers Trust or HET, upon the request of either Bankers Trust or HET. Each of HET and Bankers Trust may make two such requests. In addition, if the Issuer elects to file a registration statement with respect to an underwritten public offering of its securities, HET and Bankers Trust are entitled to include their Notes in such registration process.

                  Under the Pledge Agreement, each of Jazz, JCC, JCC Canal, JCC Fulton and JCC Development (collectively, the "Pledgors") have pledged all of their assets, including all securities of each such entity, as collateral to secure the obligations of these entities under the Indenture and the Notes issued pursuant thereto, the Revolving Credit Agreement by and among the Pledgors and HET, HOC and HNOMC, and the Amended and Restated HET/JCC Agreement, dated March 30, 2001, among HET, HOC and JCC. Under the Revolving Credit Agreement, HET, HOC and HNOMC have agreed to provide Jazz with up $35 million of available credit to meet its working capital needs. Under the HET/JCC Agreement, HET and HOC have agreed to guaranty for a period of four years the minimum payment that must be made by Jazz to the Louisiana Gaming Control Board, which payment is $50 million for the 12-month period ending March 31, 2002 and will be $60 million each 12-month period thereafter.

                  Under the Registration Rights Agreement (Common Stock), the Issuer agreed to register, upon the request of either Bankers Trust or HET, shares of Common Stock for sale by Bankers Trust and HET. Each of HET and Bankers Trust may make two such requests. In addition, if the Issuer elects to file a registration statement with respect to an underwritten public offering of its securities, HET and Bankers Trust are entitled to include their shares of Common Stock in such registration process.

                  Under the Management Agreement, HNOMC, an affiliate of HOC and HET, received the right to act as manager over the casino owned by the Issuer, and the right to supervise and direct the Jazz employees regarding the management and operation of the casino. In exchange for that service, HNOMC receives quarterly payments from Jazz equal to 30% of the EBITDAM for such quarter. The initial term of this agreement is 20 years.

                  Other than as set forth above, to the knowledge of HET and HOC, there are no contracts, arrangements, understandings, or relationships among the person named in Item 2 and SCHEDULE A or among those persons and any other person with respect to any securities of JCC, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint


                               Page 7 of 9 Pages
ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 Letter regarding Nomination of Directors, dated February 25, 2002

                  Exhibit 2 Second Amended and Restated Certificate of Incorporation of JCC Holding Company (incorporated by reference to Exhibit 3.01 of Issuer's Amendment No. 1 to Form 10-K/A for the Year Ended December 31, 2000)

                  Exhibit 3 Third Amended and Restated Bylaws of JCC Holding Company (incorporated by reference to Exhibit 3.02 of Issuer's Amendment No. 1 to Form 10-K/A for the Year Ended December 31, 2000)

                  Exhibit 4 Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (incorporated herein by reference to the Company's Current Report on Form 8-K, as filed on March 29, 2001)

                  Exhibit 5 Indenture, dated March 30, 2001, by and between Jazz Casino Company, L.L.C., JCC Holding Company, JCC Canal Development, L.L.C., JCC Fulton Development, L.L.C. and JCC Development Company, and Wells Fargo Bank Minnesota, National Association (incorporated by reference to Exhibit
                              4.01 of Issuer's Amendment No. 1 to Form 10-K/A for the Year Ended December 31, 2000)

                  Exhibit 6 Registration Rights Agreement (Senior Notes), dated March 30, 2001, by and among Jazz Casino Company, L.L.C., JCC Holding Company, JCC Canal Development, L.L.C., JCC Fulton Development, L.L.C. and JCC Development Company and Bankers and HET (incorporated by reference to Exhibit 4.02 of Issuer's Amendment No. 1 to Form 10-K/A for the Year Ended December 31, 2000)

                  Exhibit 7 Pledge Agreement, dated March 30, 2001, by and among, among Jazz Casino Company, L.L.C., JCC Holding Company, JCC Canal Development, L.L.C., JCC Fulton Development, L.L.C. and JCC Development Company, as pledgors, and The Bank of New York, as Collateral Agent for Harrah's Entertainment, Inc. Harrah's Operating Company, Inc and Harrah's New Orleans Management Company, and the holders of senior notes (incorporated by reference to Exhibit
                              4.07 of the Issuer's Amendment No. 1 to Form
                              10-K/A for the Year Ended December 31, 2000)

                  Exhibit 8 Registration Rights Agreement (Common Stock), dated March 30, 2001, by and among JCC Holding Company, Bankers and HET



                                Page 8 of 9 Pages

                              (incorporated by reference to Exhibit 4.03 of Issuer's Amendment No. 1 to Form 10-K/A for the Year Ended December 31, 2000)

                  Exhibit 9 Third Amended and Restated Management Agreement, dated March 30, 2001, by and among, Jazz and Harrah's New Orleans Management Company (incorporated by reference to Exhibit 10.03 of the Issuer's Amendment No. 1 to Form 10-K/A for the Year Ended December 31, 2000)



                                Page 9 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 6, 2002                       HARRAH'S ENTERTAINMENT, INC.

                                          /s/ Stephen H. Brammell
                                          --------------------------------------
                                          By: Stephen H. Brammell
                                          Its: Senior Vice President and General
                                               Counsel

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 6, 2002                       HARRAH'S OPERATING COMPANY, INC.

                                          /s/ Stephen H. Brammell
                                          --------------------------------------
                                          By: Stephen H. Brammell
                                          Its: Senior Vice President and General
                                               Counsel

                                   SCHEDULE A

        DIRECTORS AND EXECUTIVE OFFICERS OF HARRAH'S ENTERTAINMENT, INC.

         The name, citizenship, business address, title and present principal occupation or employment of each of the directors and executive officers of Harrah's Entertainment, Inc. are set forth below.

NAME*                                    PRINCIPAL OCCUPATION                   BUSINESS ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
(WHERE INDICATED)

Philip G. Satre                          Chairman of the Board and Chief        Harrah's Entertainment, Inc.
                                         Executive Officer                      One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Gary W. Loveman                          President, Chief Operating Officer,    Harrah's Entertainment, Inc.
                                         and Director                           One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Charles L. Atwood                        Senior Vice President, Chief           Harrah's Entertainment, Inc.
                                         Financial Officer and Treasurer        One Harrah's Court
                                                                                Las Vegas, Nevada 89119

John M. Boushy                           Senior Vice President, Operations      Harrah's Entertainment, Inc.
                                         Products & Services and Chief          One Harrah's Court
                                         Information Officer                    Las Vegas, Nevada 89119

Stephen H. Brammell                      Senior Vice President and General      Harrah's Entertainment, Inc.
                                         Counsel                                One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Janis L. Jones                           Senior Vice President,                 Harrah's Entertainment, Inc.
                                         Communications/Government Relations    One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Richard E. Mirman                        Senior Vice President, Marketing       Harrah's Entertainment, Inc.
                                                                                One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Marilyn G. Winn                          Senior Vice President, Human           Harrah's Entertainment, Inc.
                                         Resources                              One Harrah's Court
                                                                                Las Vegas, Nevada 89119



DIRECTORS

Ralph Horn                               Chairman of the Board  and Chief       165 Madison Avenue
                                         Executive Officer of First Tennessee   Third Floor
                                         National Corporation                   Memphis, Tennessee 38103

Boake Sells                              Private investor                       11714 Walton Place
                                                                                Naples, Florida 34110


                                      A-1


James B. Farley                          Director of the MONY Group             2665 North Ocean Boulevard
                                                                                Delay Beach, Florida 33483

Robert G. Miller                         Chairman of the Board and Chief        30 Hunter Lane
                                         Executive Officer of Rite-Aid, Inc.    Camp Hill, Pennsylvania 02163

Walter J. Salmon                         Professor of Retailing, Emeritus at    Harvard University
                                         Harvard University                     Soldiers Field
                                                                                Boston, Massachusetts 02163

Joe M. Henson                            Private investor                       3625 Island Road
                                                                                Palm Beach Garden, Florida 33410

R. Brad Martin                           Chairman of the Board and Chief        1025 Cherry Road
                                         Executive Officer of Saks              Memphis, Tennessee 38117
                                         Incorporated

Eddie N. Williams                        President and Chief Executive          1090 Vermont Ave., NW
                                         Officer of the Joint Center for        Suite 1100
                                         Political and Economical Studies in    Washington, D.C. 20005
                                         Washington, D.C.

Gary G. Michael                          Private investor                       2010 Silvercreek Lane
                                                                                Boise, Idaho 83706

Barbara T. Alexander                     Senior Advisor, UBS Warburg            299 Park Avenue
                                                                                36th Floor
                                                                                New York, New York 10171


* Each person listed is a citizen of the United States.

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        HARRAH'S OPERATING COMPANY, INC.

         The name, citizenship, business address, title and present principal occupation or employment of each of the directors and executive officers of Harrah's Operating Company, Inc. are set forth below.

NAME                                     PRINCIPAL OCCUPATION                   BUSINESS ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS (AS
INDICATED)

Philip G. Satre                          Chairman of the Board and Chief        Harrah's Entertainment, Inc.
                                         Executive Officer                      One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Gary W. Loveman                          President, Chief Operating Officer,    Harrah's Entertainment, Inc.
                                         and Director                           One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Charles L. Atwood                        Senior Vice President, Chief           Harrah's Entertainment, Inc.
                                         Financial Officer, Treasurer and       One Harrah's Court
                                         Director                               Las Vegas, Nevada 89119

John M. Boushy                           Senior Vice President, Operations      Harrah's Entertainment, Inc.
                                         Products & Services and Chief          One Harrah's Court
                                         Information Officer                    Las Vegas, Nevada 89119

Stephen H. Brammell                      Senior Vice President and General      Harrah's Entertainment, Inc.
                                         Counsel                                One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Janis L. Jones                           Senior Vice President,                 Harrah's Entertainment, Inc.
                                         Communciations/Government Relations    One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Richard E. Mirman                        Senior Vice President, Marketing       Harrah's Entertainment, Inc.
                                                                                One Harrah's Court
                                                                                Las Vegas, Nevada 89119

Marilyn G. Winn                          Senior Vice President, Human           Harrah's Entertainment, Inc.
                                         Resources                              One Harrah's Court
                                                                                Las Vegas, Nevada 89119

* Each person listed is a citizen of the United States.


                                      A-3